

Mail Stop 4561

October 2, 2017

Howard Nunn
Chief Executive Officer
Novea Inc.
11 Cypress Point
Amarillo, TX 79124

> **Re:** **Novea Inc.**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 3**
> **Filed September 19, 2017**
> **File No. 024-10577**

Dear Mr. Nunn:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments

General

1. Please refer to prior comment 2 and identify NMS Capital Advisors, LLC as a placement agent for the offering. Include the Broker-Dealer Services and Placement Agreement in the exhibit list of the filing.

2. Please refer to prior comment 3. Revise to clearly state on the cover page the number of shares that are being offered by the company and separately indicate the number of shares that are being offered by the selling shareholders. Based on your disclosure on page 7, it appears that the company is offering 4,600,000 shares and the existing shareholders are offering 400,000 shares. If so, please also revise the Use of Proceeds chart on page 8 which suggests that the proceeds from the sale of all 5,000,000 shares of common stock in this offering will be available to the issuer.

Item 11. Compensation of Directors and Executive Officers, page 19

3.   You state on page 10 that through July 31, 2017, the founders received 2,000,000 shares for services valued at $.05 per share. Your disclosure on page 19 does not reflect this compensation for services. Please revise the chart and identify the founders.

Item 12. Security Ownership of Management and Certain Security Holders, page 19

4.   Please refer to prior comment 5. Item 12 of Form 1-A requires disclosure of all executive officers and directors as a group, individually naming any director or executive officer who beneficially owns more than 10% of any class of the issuer's voting securities. As disclosed in the signature page, at least Howard Nunn owns 10% of the shares outstanding. Please individually name any director or executive officer as to meet the requirements of Item 12(a)(1) of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Foland, Law Clerk, at (202) 551-6711, or in his absence, me at (202) 551-3453, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Jackson Morris